FINANCIAL STATEMENT

Transamerica Investors Securities Corporation
Year Ended December 31, 2021
With Report of Independent Registered Public
Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934)*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-45671

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transamerica Investors Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Enna M. Calvi	(914) 627-3649	enna.calvi@transamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transamerica Investors Securities Corporation. as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

David R. Feibusch
Notary Public, State of New York
Commissioned in Westchester County
No. 01FE6003084
Commission Expires Feb. 23 2022

_____
Notary Public

_____
Enna M. Calvi, Financial Principal

This filing contains (check all applicable boxes):**

☒(a) Statement of financial condition.

☒(b) Notes to consolidated statement of financial condition.

☐(c) Statement of Operations or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐(d) Statement of cash flows.

☐(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐(f) Statement of changes in liabilities subordinated to claims of creditors.

☐(g) Notes to consolidated financial statements.

☐(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒(t) Independent public accountant's report based on an examination of the statement of financial condition.

☐(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENT
Year Ended December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Transamerica Investors Securities Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Transamerica Investors Securities Corporation (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securitiesand Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assuranceabout whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluatingthe accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2022

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2021

Assets

Cash	$	13,255
Commissions and concessions receivable		4,409
Commissions and concessions receivable from affiliates		1,307
Prepaid expenses and other assets		614
Deferred tax asset, net		83
Total assets	**$**	**19,668**

Liabilities and stockholder's equity

  Liabilities

Marketing and distribution expenses payable		1,048
Payable to Parent under tax allocation agreement		1,034
Due to affiliates, net		98
Other liabilities		528
Total liabilities		**2,708**

  Stockholder's equity

Common stock, one dollar par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		9,413
Retained earnings		7,546
Total stockholder's equity		**16,960**
Total liabilities and stockholder's equity	**$**	**19,668**

The accompanying notes are an integral part of this financial statement

TRANSAMERICA INVESTORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions LLC ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash consists of cash on deposit. Bank overdrafts and certain short-term borrowings are classified as liabilities. At December 31, 2021, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Commissions and Concessions Receivable

Commissions and Concessions Receivable represent the accruals for the distribution of non-affiliated mutual fund contracts and 12b-1 or other service fees on non-affiliated mutual funds earned but not yet received.

Commissions and Concessions Receivable from Affiliates

Commissions and Concessions Receivable from Affiliates represents the accruals for 12b-1 or other service fees on affiliated mutual funds earned but yet not received. Included also is the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by Transamerica in terms of the paymaster agreement. The Company reimburses Transamerica the full amount of the commissions at the time of payment. TFLIC and TLIC also reimburses the Company for a portion of the commissions related to insurance products paid on the respective insurer's behalf. Refer to Note 6 for further details on related party transactions.

Prepaid Expenses and Other Assets

Prepaid expenses consist of FINRA renewals where these fees are amortized over the term of the coverage period. Whereas other assets consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account.

Deferred Tax Asset, net

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted statutory tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. Refer to Note 5 for further details on income taxes.

Marketing and Distribution Expenses Payable

Marketing and Distribution Expenses Payable represents the accruals from commissions to brokers due but not yet paid. Refer to Note 6 for further details on related party transactions.

Due to Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company incurs affiliated interest expenses on these balances, which is included in part of the settlement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

Other Liabilities

Other Liabilities consist of audit accruals, FINRA advertising, and revenue assessment accruals as expenses incurred but not yet paid. Outstanding drafts are uncashed commission payments to brokers. These are considered other liabilities.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost includes Commissions and Concessions Receivable in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of December 31, 2021, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial and no allowance was recorded.

(Dollars in thousands)

3. Receivables from Contracts with Customers

Brokerage Commissions Receivable

The beginning balance of receivables related to brokerage commissions was $224 whereas the ending receivable balance of $81 was reflected under Commissions and Concessions Receivable and Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

Distribution Fees Receivable

The beginning balance of the receivables related to distribution fees was $5,823 whereas the ending receivable balance of $5,635 was reflected under Commissions and Concessions Receivable and Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

The carrying values of financial instruments are not measured at fair value on a recurring basis including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

5. Income Taxes

At December 31, 2021, the Company recorded deferred tax assets of $83 which consist of compensation and benefit accruals.

The Company settles all accrued income taxes that are not cash settled under a tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

		2021
Federal	$	21
State		126
Total contribution (dividend)	**$**	**147**

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return.

(Dollars in thousands)

The company recognized no penalty or interest expense in its financial statement for the year ended December 31, 2021.

The Internal Revenue Service (IRS) completed its examination for 2009 through 2013 for which an appeals conference is in process. The IRS opened an exam for the 2014 through 2016 amended tax returns. Federal income tax returns filed in 2018 through 2020 remain open, subject to potential future examination. The Company believes there are adequate defenses against, or sufficient provisions established related to any open or contested tax positions.

6. Related Party Transactions

The Company has an agreement with Transamerica Capital, Inc. ("TCI") to receive 12b-1 fees with respect to certain series of Transamerica Funds, an affiliated mutual fund group which are advised by Transamerica Asset Management, Inc. ("TAM") and distributed by TCI, both affiliates. The Company has $1,225 due but not received 12b-1 fees as of year ended December 31, 2021 reflected in Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

The Company is a party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company has $82 of amounts Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition, which have been paid but are not yet reimbursed by insurance companies.

The Company is a party to a cost-sharing agreement between the Parent and affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. The Company has $98 payable related to shared expenses as of year ended December 31, 2021 reflected in Due to Affiliates, net on the Statement of Financial Condition.

The Company incurred sales bonus and incentive compensation expenses related to Transamerica and TLIC registered representatives. The Company has $332 due but unpaid expenses as of year ended December 31, 2021 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expense related to commissions paid to affiliated companies, TFLIC and TLIC in payment of registered variable annuity commissions. The Company has $82 due but unpaid expenses as of year ended December 31, 2021 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Funds, affiliated mutual fund groups which are advised by TAM. The Company has $33 due but unpaid expenses for the year ended December 31, 2021 reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

During 2021, the Company paid dividends of $19,000 to Parent. The Company received state tax capital contributions of $126, as well as federal tax capital contributions of $21 from its Parent, respectively, pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the Parent.

7. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable that the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2021 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company does not have an existing liability for pending legal and regulatory matters in Other Liabilities on the Statement of Financial Condition.

9. Subsequent Events

The financial statement is adjusted to reflect events that occurred through February 28, 2022, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No subsequent events have been identified that require adjustment to or disclosure in the financial statement.